FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2013

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

September 30, 2013

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2013 of Videotron Ltd.

QUARTERLY REPORT

2013 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2013 – September 30, 2013

November 8, 2013

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2013 and 2012

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Quebec). We are the largest cable operator in the Province of Quebec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet services and telephony services provider in the Province of Quebec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services, rights and trademarks for the rental and sale of DVDs and video games.

The following Management Discussion and Analysis (“MD&A”) covers the Corporation’s main activities in the third quarter of 2013 and the major changes from the previous financial year.

The Corporation sold its specialized web sites Jobboom and Réseau Contact to its parent corporation on May 31, 2013, for a total consideration of $65.0 million. This transaction resulted in a gain on sale of $37.7 million. The results and cash flows related to these businesses, as well as the gain of $37.7 million on the sale of Jobboom and Réseau Contact, were reclassified as discontinued operations in the consolidated statements of income and cash flows. In this Management Discussion and Analysis, only continuing activities are included in the analysis of operating results.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2012 (Form 20-F), which is available on the web site of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income and average monthly revenue per user (“ARPU”) are not calculated in accordance with, or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

HIGHLIGHTS SINCE JUNE 30, 2013

•	During the third quarter of 2013, revenues grew by 4.9%, operating income grew by 7.7% and ARPU grew by 6.2%, all compared to the third quarter of 2012.

•

All major services recorded revenue growth during the third quarter: wireless telephony ($12.9 million or 28.7%), Internet access ($12.1 million or 6.2%), cable telephony ($6.1 million or 5.3%) and cable television ($1.6 million or 0.6%).

•

Net additions of 43,500 RGUs during the quarter compared with 101,100 RGUs (representing the sum of our cable television, cable Internet, Internet over wireless, cable telephony subscribers, and mobile telephony lines) in the same period of last year. Net RGUs added over the last twelve months of 147,000 compared with 264,600 net RGUs added over the twelve-month period ended September 30, 2012. Total RGUs were 5,004,900 as of September 30, 2013.

•	We added 26,900 net new lines on our advanced mobile network during the quarter, bringing our total mobile customer base to 478,000 activated lines.

•

On September 24, 2013 Videotron announced the addition of Super Channel to the illico channel line-up. A wide selection of content will also be offered on illico.tv, illico.tv for tablets (Android and iPad) and illico mobile. Super Channel carries popular programming including hit movies, top TV series and exclusive Showtime boxing events. Videotron customers will be transported into an exciting new world of entertainment, whenever and wherever they want.

•

On September 5, 2013 Videotron announced its intention to create a new English-language community television channel, MYtv, which will become the voice and reflection of the Greater Montreal anglophone community. To begin this process, Videotron has filed an official application with the CRTC.

•

On August 8, 2013 Videotron has reached a new milestone and solidified its position as the Quebec leader in multiplatform TV by signing up more than 50,000 customers for its new subscription video on demand service, illico Club Unlimited, in just a few months since launch.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, restructuring of operations and other special items, income tax expense and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of operating income to net income as presented in our condensed consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

Three-month period ended September 30			Nine-month period ended September 30
	2013	2012 (restated)	2013	2012 (restated)
Operating income	$331.3	$307.5	$967.8	$907.5
Amortization	(143.4)	(119.6)	(417.2)	(349.5)
Financial expenses	(39.7)	(43.9)	(132.4)	(134.7)
(Loss) gain on valuation and translation of financial instruments	(9.8)	(0.3)	(146.5)	91.9
(Loss) gain on debt refinancing	–	–	(18.9)	7.6
Restructuring of operations and other special items	0.7	–	0.2	(0.5)
Income tax expense	(21.5)	(26.4)	(28.1)	(106.0)
Income from discontinued operations	(0.7)	2.0	40.4	6.8
Net income	$116.9	$119.3	$265.3	$423.1

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Results of Videotron

2013/2012 Third Quarter Comparison

Customer statistics

Cable television – The combined customer base for cable television services decreased by 2,000 (0.1%) in the third quarter of 2013 (compared with an increase of 15,000 (0.8%) in the third quarter of 2012) (see Table 2). As of September 30, 2013, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,733,000 total homes passed) of 67.0% compared with 68.9% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,517,600 at the end of the third quarter of 2013, an increase of 15,600 or 1.0% during the period (compared with an increase of 32,800 (2.3%) in the third quarter of 2012) and a year-over-year increase of 59,800 (4.1%). As of September 30, 2013, 82.9% of our cable television customers were subscribers to our illico Digital TV services, compared with 78.7% as of September 30, 2012. Illico Digital TV had a household penetration rate of 55.5% as of September 30, 2013, compared with 54.2% as of September 30, 2012.

•

The customer base for analog cable television services decreased by 17,600 (5.3%) in the third quarter of 2013 (compared with a decrease of 17,800 customers (4.3%) in the third quarter of 2012) and a year-over-year decrease of 82,300 (20.8%), primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,408,200 at the end of the third quarter of 2013, an increase of 12,800 (0.9%) in the quarter (compared with an increase of 28,500 (2.1%) during the third quarter of 2012) and a year-over-year increase of 38,600 (2.8%). As of September 30 2013, cable Internet access services had a household penetration rate of 51.5%, compared with 50.9% as of September 30, 2012.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,281,200 at the end of the third quarter of 2013, an increase of 6,500 (0.5%) in the quarter (compared with an increase of 26,300 (2.1%) in the same quarter of 2012) and a year-over-year increase of 31,500 (2.5%). As of September 30, 2013, the cable telephony service had a household penetration rate of 46.9%, compared with 46.4% as of September 30, 2012.

Mobile telephony service – As of September 30, 2013, 478,000 lines were activated on our mobile telephony service, an increase of 26,900 (6.0%) in the quarter (compared with an increase of 30,700 (8.8%) in the same quarter of 2012) and a year-over-year increase of 99,700 (26.4%).

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	Sept. 13	June 13	March 13	Dec. 12	Sept. 12	June 12	March 12	Dec. 11	Sept. 11
Cable television:
Analog	312.8	330.4	348.9	370.4	395.1	412.9	436.5	460.7	496.1
Digital	1,517.6	1,502.0	1,500.3	1,484.6	1,457.8	1,425.0	1,417.5	1,400.8	1,348.1
Total cable television	1,830.4	1,832.4	1,849.2	1,855.0	1,852.9	1,837.9	1,854.0	1,861.5	1,844.2
Cable Internet	1,408.2	1,395.4	1,397.3	1,387.7	1,369.6	1,341.1	1,340.5	1,332.5	1,306.4
Internet over wireless	7.1	7.8	7.0	7.1	7.4	6.8	5.9	5.6	5.2
Cable telephony	1,281.2	1,274.7	1,274.0	1,264.9	1,249.7	1,223.4	1,212.5	1,205.3	1,179.4
Mobile telephony (in thousands of lines)	478.0	451.1	420.9	402.6	378.3	347.6	312.8	290.6	258.1

Revenue generating units (RGUs)	5,004.9	4,961.4	4,948.4	4,917.3	4,857.9	4,756.8	4,725.7	4,695.5	4,593.3

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues: $686.6 million, an increase of $31.9 million (4.9%) compared with the third quarter of 2012.

Revenues from cable television services increased by $1.6 million (0.6%) to $270.6 million. This growth was primarily due to price increases, higher rental revenues from our set-top boxes, the migration of customers from analog to digital services, and an increase in subscribers to our High Definition packages.

Revenues from Internet access services increased by $12.1 million (6.2%) to $206.1 million. The improvement was mainly due to price increases, average customer growth, the success of illico Club Unlimited introduced in the first quarter of 2013 and increasing sales to third party Internet service providers.

Revenues from cable telephony service increased by $6.1 million (5.3%) to $119.8 million. This increase was mainly due to customer growth and price increases.

Revenues from mobile telephony services increased by $12.9 million (28.7%) to $57.9 million, essentially due to customer growth.

Revenues from business solutions decreased by $0.2 million (1.2%) to $15.9 million.

Revenues from sales of customer premises equipment increased by $1.3 million (14.3%) to $10.5 million due to increase in sales of mobile handsets.

Other revenues, comprised of revenues from La Sette and SuperClub Videotron decreased by $1.8 million (24.9%) to $5.6 million. During the previous quarter, we sold our job search web site Jobboom and dating web site Reseau Contact to our parent corporation for a total consideration of $65.0 million. Revenues from the two entities are presented under Income from discontinued operations.

Monthly combined ARPU: $119.24 in the third quarter of 2013, compared with $112.32 in the same quarter of 2012, an increase of $6.92 (6.2%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in television, Internet and cable telephony services.

Operating income: $331.3 million in the third quarter of 2013, an increase of $23.8 million (7.7%) compared to the same quarter of 2012.

•	This increase was primarily due to:

•	revenue increase, as detailed above; and

•	decrease in purchase of goods and services as a percentage of revenues.

Partially offset by:

•	increase in losses on the sale of mobile customer equipment. The acquisition cost per new subscriber connection on our 4G network is $523.0.

Purchase of goods and services, expressed as a percentage of revenues: 39.0% in the third quarter of 2013 compared with 39.9% in the same quarter of 2012.

•	Purchase of goods and services as a proportion of revenues decreased, primarily due to:

•	fixed-cost base, which does not fluctuate in sync with revenue growth;

•	decrease in marketing and distribution expenses; and

•	decrease in costs related to our call centers.

Employee costs, expressed as a percentage of revenues: 12.8% in the third quarter of 2013 compared with 13.1% in the same quarter of 2012.

•	Employee costs as a proportion of revenues decreased, primarily due to:

•	decrease in fringe benefit charges.

MANAGEMENT DISCUSSION AND ANALYSIS

Amortization charge: $143.4 million, an increase of $23.8 million (19.9%) compared with the same quarter of 2012.

•	The increase was mainly due to:

•	increase in fixed assets, mostly related to cable Internet access services and to the modernization of our wireline network; and

•	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses (Primarily comprised of cash interest expense on outstanding debt): $39.7 million in the third quarter of 2013, a decrease of $4.2 million (9.6%) compared with the same quarter of 2012.

•	The decrease was mainly due to:

•	$3.4 million decrease in interest expenses, mainly due to a lower average interest rate on our indebtedness; and

•	$1.1 million increase in interest revenues.

Gain or loss on valuation and translation of financial instruments: $9.8 million loss in the third quarter of 2013, compared with a $0.3 million loss in the same quarter of 2012, an unfavourable variance of $9.5 million.

•

The unfavourable variance of $9.5 million was mainly due to the variance in the fair value of early settlement options due to fluctuations in the valuation assumptions, including interest rates and credit premiums implicit in the prices of the underlying instruments, and anticipated exercise dates of these options.

Income tax expense: $21.5 million (effective tax rate of 15.5%) in the third quarter of 2013, compared with a $26.4 million income tax expense (effective tax rate of 18.4%) in the same quarter of 2012.

•	The decrease of $4.9 million was mainly due to:

•	$2.9 million due to an increase in non-taxable dividend income under tax consolidation transactions;

•	$1.2 million due to a decrease in taxable income; and

•	$0.8 million variation in non-taxable items, items deductible at a lower tax rate and other items.

Net income attributable to shareholder: $116.7 million, a decrease of $2.5 million (2.1%).

•	The decrease was mainly due to:

•	$9.5 million variance in gain or loss on valuation and translation of financial instruments;

•	$23.8 million increase in amortization; and

•	$2.7 million decrease in income from discontinued operations.

Partially offset by:

•	$23.8 million increase in operating income;

•	$4.2 million decrease in financial expenses;

•	$4.9 million decrease in income tax expense; and

•	$0.7 million decrease in restructuring of operations and other special items.

MANAGEMENT DISCUSSION AND ANALYSIS

2013/2012 Year-to-date Comparison

Revenues: $2,028.9 million, an increase of $85.7 million (4.4%) compared with the same period of 2012.

Revenues from cable television services increased by $9.0 million (1.1%) to $814.0 million. This increase was primarily due to price increases, higher rental revenues from our set-top boxes, the migration of customers from analog to digital services, and an increase in subscribers to our High Definition packages.

Revenues from Internet access services increased by $31.6 million (5.5%) to $608.5 million. The improvement was mainly due to customer growth and increasing sales to third party Internet service providers.

Revenues from cable telephony services increased by $16.5 million (4.9%) to $355.1 million. This increase was mainly due to customer growth and price increases.

Revenues from mobile telephony services increased by $37.5 million (30.4%) to $161.0 million, essentially due to customer growth.

Revenues from business solutions decreased by $1.0 million (2.1%) to $47.7 million.

Revenues from sales of customer premises equipment decreased by $2.6 million (9.3%) to $25.8 million.

Other revenues, comprised of revenues from La Sette and SuperClub Videotron decreased by $5.2 million (23.5%) to $16.9 million.

Monthly combined ARPU: $116.98 for the nine-month period of 2013, compared with $110.76 in the same period of 2012, an increase of $6.22 (5.6%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in television, Internet and cable telephony services.

Operating income: $967.8 million for the nine-month period of 2013, an increase of $60.3 million (6.6%) compared to the same period of 2012.

•	This increase was primarily due to:

•	revenue increase, as detailed above; and

•	decrease in purchase of goods and services as a percentage of revenues.

Partially offset by:

•	increase in losses on the sale of mobile customer equipment. The average acquisition cost per new subscriber connection on our 4G network is $523.0.

Purchase of goods and services, expressed as a percentage of revenues: 38.6% for the nine-month period of 2013 compared with 39.6% in the same period of 2012.

•	Purchase of goods and services as a proportion of revenues decreased, primarily due to:

•	fixed-cost base, which does not fluctuate in sync with revenue growth;

•	positive impact resulting from an adjustment to licence fees in order to match the CRTC’s billing period; and

•	decrease in marketing and distribution expenses.

Employee costs, expressed as a percentage of revenues: stable at 13.7% year-over-year.

Amortization charge: $417.2 million, an increase of $67.7 million (19.4%) compared with the same period of 2012.

•	The increase was mainly due to:

•	increase in fixed assets, mostly related to cable Internet access services and to the modernization of our wireline network; and

•	amortization of illico Digital TV set-top boxes related to our rental program.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial expenses (Primarily comprised of cash interest expense on outstanding debt): $132.4 million for the nine-month period of 2013, a decrease of $2.3 million (1.7%) compared with the same period of 2012.

•	The decrease was mainly due to:

•	$0.8 million decrease in loss on foreign currency translation on short-term monetary items; and

•	$1.1 million increase in interest revenues.

Gain or loss on valuation and translation of financial instruments: $146.5 million loss for the nine-month period of 2013, compared with a $91.9 million gain in the same period of 2012.

•	The unfavourable variance of $238.4 million was mainly due to:

•

variance in the fair value of early settlement options due to fluctuations in the valuation assumptions, including interest rates and credit premiums implicit in the prices of the underlying instruments, and anticipated exercise dates of these options; and

•	the reversal of the fair value of early settlement options on the Senior Notes redeemed on July 2, 2013.

Gain or loss on debt refinancing: $18.9 million loss for the nine-month period of 2013, compared with a $7.6 million gain in the same period of 2012, an unfavourable variance of $26.5 million.

•

On June 3, 2013, the Corporation issued a notice for the redemption of US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 15, 2018 at a redemption price of 104.563% of their principal amount. As a result, a total loss of $18.9 million was recorded in the consolidated statement of income in the second quarter of 2013, including a gain of $6.5 million previously recorded in other comprehensive income.

Income tax expense: $28.1 million (effective tax rate of 11.1%) for the nine-month period of 2013, compared with a $106.0 million tax expense (effective tax rate of 20.3%) in the same period of 2012.

•	The decrease of $77.9 million was mainly due to:

•	$72.5 million related to the decrease in taxable income mainly due to the impact of embedded derivatives;

•	$2.8 million due to an increase in non-taxable dividend income under tax consolidation transactions; and

•	$2.6 million related to non-taxable items, items deductible at a lower tax rate, and other items.

Net income attributable to shareholder: $265.0 million, a decrease of $158.0 million (37.3%).

•	The decrease was mainly due to:

•	$238.4 million variance in gain or loss on valuation and translation of financial instruments;

•	$67.7 million increase in amortization; and

•	$26.5 million variance in gain or loss on debt refinancing.

Partially offset by:

•	$77.9 million decrease in income tax expense;

•	$60.3 million increase in operating income;

•	$33.6 million increase in income from discontinued operations;

•	$2.3 million decrease in financial expenses; and

•	$0.7 million decrease in restructuring of operations and other special items.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of our financial position as of the balance sheet date.

Operating Activities

Third quarter 2013

Cash flows provided by continuing operating activities: $282.9 million in the third quarter of 2013, compared with $324.3 million in the same quarter of 2012, a decrease of $41.4 million (12.8%).

•	The decrease was mainly due to:

•

$58.1 million unfavourable variance in non-cash balances related to operations, mainly due to a $80.5 million decrease in accounts payable and a $5.3 million unfavourable variance in other assets and liabilities; partially offset by $10.6 million decrease in accounts receivable and a $17.1 million increase in income taxes payable; and

•	$13.1 million increase in current income tax expenses.

Partially offset by:

•	$23.8 million increase in operating income; and

•	$3.8 million decrease in cash financial expenses.

Year-to-date

Cash flows provided by continuing operating activities: $698.9 million in the first nine months of 2013, compared with $868.4 million in the same period of 2012, a decrease of $169.5 million (19.5%).

•	The decrease was mainly due to:

•

$180.5 million unfavourable variance in non-cash balances related to operations, mainly due to a $146.6 million decrease in accounts payable, a $45.4 million increase in inventories; and a $22.9 million increase of the net variation in accounts receivable and payable to affiliated corporations; partially offset by a $32.2 million increase in income taxes payable; and a $2.2 million favourable variance in other assets and liabilities; and

•	$50.4 million increase in current income tax expenses.

Partially offset by:

•	$60.3 million increase in operating income.

Working capital: Negative $289.0 million as of September 30, 2013 compared with negative $236.5 million as of December 31, 2012. The difference mainly reflects the reclassification to short-term liabilities of derivative financial instruments due in January 2014, an increase in income taxes payable, and a decrease in cash and cash equivalents, partially offset by an increase in mobile handset and set-top box inventories to meet customer demand, an increase in prepaid expenses, and a decrease in accounts payable and accrued charges.

Investing Activities

Third quarter 2013

Additions to fixed assets: $140.1 million in the third quarter of 2013 compared with $174.5 million in the same quarter of 2012. The variance is mainly due to a slower pace in 4G network and landline network investments following the significant expenditures made in previous years.

Additions to intangible assets: $13.2 million in the third quarter of 2013, compared with $11.8 million in the same quarter of 2012.

MANAGEMENT DISCUSSION AND ANALYSIS

Net proceeds from business disposal: In the third quarter of 2013, $5.1 million incremental net proceeds from the sale of the specialized web sites Jobboom.com and réseaucontact.com.

Year-to-date

Additions to fixed assets: $412.5 million in the first nine months of 2013 compared with $519.5 million in the same period of 2012. The variance is mainly due to a slower pace in 4G network and landline network investments following the significant expenditures made in previous years.

Additions to intangible assets: $37.0 million in the first nine months of 2013, compared with $44.8 million in the same period of 2012.

Net proceeds from business disposal: In the first nine months of 2013, $50.3 million total net proceeds from the sale of the specialized web sites Jobboom.com and réseaucontact.com.

Financing Activities

Consolidated debt (long-term debt plus bank borrowings): $215.6 million increase during the first nine months of 2013.

•	Summary of debt increases during the first nine months of 2013:

•

issuance, on June 17, 2013, of $400.0 million aggregate principal amount of Senior Notes for net proceeds of $394.8 million, net of financing fees of $5.2 million. The Notes bear interest at 5.625% per annum and mature on June 15, 2025;

•	$67.6 million unfavourable impact of exchange rate fluctuations; and

•

$147.4 million increase in debt due to an unfavourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations, in addition to the elimination of the early redemption option of the 9.125% Senior Notes that were redeemed on July 2, 2013.

•	Summary of debt reductions during the same period:

•	redemption and retirement in July 2013 of US$380.0 million aggregate principal amount of 9.125% Senior Notes due in April 2018; and

•	repayment of $5.4 million of borrowings under a bank credit facility.

Assets and liabilities related to derivative financial instruments: Net liability of $204.9 million as of September 30, 2013, compared with a net liability of $231.2 million as of December 31, 2012, a $26.3 million favourable variance.

•	The variance was mainly due to:

•	favourable net impact of exchange rate fluctuations.

Partially offset by:

•	unfavourable interest rate fluctuations on the value of derivative financial instruments; and

•	settlement of hedging contracts related to the 9.125% Senior Notes due April 2018 that were redeemed on July 2, 2013.

Dividends: Net decrease of $9.9 million in cash distributions to our parent corporation in the third quarter of 2013 compared with the same quarter of 2012. Net decrease of $133.1 million in cash distributions to our parent corporation in the first nine months of 2013 over the corresponding period of 2012.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Position as of September 30, 2013

Net available liquid assets: $683.3 million for the Corporation and its wholly owned subsidiaries, consisting of $108.3 million in cash and cash equivalents and $575.0 million in unused availabilities under credit facilities.

Consolidated debt (long-term debt plus bank borrowings): $2,342.7 million as of September 30, 2013, an increase of $215.6 million; $26.3 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

On October 22, 2013, Videotron qualified provisionally to participate in the 700 MHz spectrum auction announced by Industry Canada, which is scheduled to commence on January 14, 2014.

On October 29, 2013, Videotron deposited a letter of credit with Industry Canada as a pre-auction financial deposit in respect to its application to participate. The submission of this letter of credit had the effect of reducing the Corporation’s net available liquidity. Under Industry Canada’s published rules respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of this letter of credit, which can be withdrawn by Videotron at any time prior to the auction’s commencement. The complete licensing framework for the 700 MHz spectrum auction as published by Industry Canada – including the method of determination of pre-auction financial deposits – can be found on the Industry Canada Web site at http://www.ic.gc.ca/eic/site/smt-gst.nsf/eng/h_sf10598.html

As of September 30, 2013, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending September 30

(in millions of dollars)

2014	$10.7
2015	10.7
2016	190.9
2017	10.7
2018	352.9
2019 and thereafter	1,824.3
Total	$2,400.2

The weighted average term of Videotron’s consolidated debt was approximately 7.2 years as of September 30, 2013 (6.8 years as of December 31, 2012). As of September 30, 2013, the debt consisted of approximately 83.4% fixed-rate debt (83.1% as of December 31, 2012) and 16.6% floating-rate debt (16.9% as of December 31, 2012).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our cable and wireless network, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Distributions to our shareholder: We paid $5.1 million in dividends to our shareholder, Quebecor Media, in the third quarter of 2013, compared with total cash distributions of $15.0 million in the same quarter of 2012. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of September 30, 2013

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between September 30, 2013 and December 31, 2012

(in millions of dollars)

	September 30, 2013	December 31, 2012	Variance	Variance detail
Assets

Cash and cash equivalents	$109.7	$164.1	$(54.4)	Cash outflows used in investing and financial activities less inflows related to operating activities

Investments	4,880.0	1,630.0	3,250.0	Investment in preferred shares of an associated corporation for tax consolidation purposes

Fixed Assets	2,861.7	2,831.7	30.0	Acquisition of fixed assets related to telecommunication networks and illico set-top boxes, net of amortization

Intangible assets	631.5	685.3	(53.8)	Amortization of 4G licences, partially offset by acquisition of software and licences
Liabilities

Accounts payable and accrued charges	323.9	469.6	(145.7)	Impact of current variances in activity

Income taxes	85.3	26.4	58.9	Increase in taxable income

Deferred income taxes	488.7	522.6	(33.9)	Decrease in temporary differences mainly related to financial instruments

Long-term debt, including short-term portion	2,342.7	2,127.1	215.6	See “Financing Activities” above

Derivative financial instruments(1)	204.9	231.2	(26.3)	Favourable net impact of exchange rate and interest rate fluctuations and impact of the settlement of certain hedging contracts

Subordinated loan from parent corporation	4,880.0	1,630.0	3,250.0	Increase in loan from parent corporation for tax consolidation purposes

Other liabilities	79.2	115.2	(36.0)	Decrease in the liability related to defined benefit pension plans due to an actuarial gain

[1]	Current and long-term liabilities less long-term assets

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of September 30, 2013, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of September 30, 2013

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$323.9	$323.9	$–	$–	$–
Amounts payable to affiliated corporations	84.9	84.9	–	–	–
Bank credit facility	53.6	10.7	21.4	21.5	–
6 3/8% Senior Notes due December 15, 2015	180.1	–	180.1	–	–
9 1/8% Senior Notes due April 15, 2018	342.2	–	–	342.2	–
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	–	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5 % Senior Notes due July 15, 2022	824.3	–	–	–	824.3
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
Interest payments[2]	1,186.9	116.1	324.0	297.9	448.9
Derivative financial instruments[3]	189.7	120.0	25.9	68.5	(24.7)
Lease commitments	175.2	35.8	45.0	29.7	64.7
Services and capital equipment commitments	316.8	62.8	74.9	56.8	122.3
Total contractual cash obligations	$4,677.6	$754.2	$671.3	$816.6	$2,435.5
[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of September 30, 2013.

[3]	Estimated future disbursements, net of receipts, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2013, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $22.0 million ($18.6 million in the same quarter of 2012), which are included in purchase of goods and services. Videotron and its subsidiaries made sales to the parent and affiliated corporations in the amount of $2.4 million ($3.1 million in the same quarter of 2012).

During the first nine months of 2013, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $58.2 million ($61.9 million in the same period of 2012), which are included in purchase of goods and services. Videotron and its subsidiaries made sales to the parent and affiliated corporations in the amount of $8.6 million ($11.0 million in the first nine months of 2012). These transactions were concluded and accounted for at the settlement amount.

MANAGEMENT DISCUSSION AND ANALYSIS

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the third quarter of 2013, Videotron incurred management fees of $11.3 million ($8.7 million in the third quarter of 2012) with its parent corporation. During the first nine months of 2013, Videotron incurred management fees of $34.0 million ($26.1 million in the first nine months of 2012).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to reverse existing hedging positions through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2013 and December 31, 2012 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	September 30, 2013		December 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(2,400.2)	$(2,408.7)	$(2,333.0)	$(2,484.0)
Derivative financial instruments
Early settlement options	29.1	29.1	178.2	178.2
Foreign exchange forward contracts[2]	0.2	0.2	0.2	0.2
Cross-currency interest rate swaps[2]	(205.1)	(205.1)	(231.4)	(231.4)
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to embedded derivatives and financing fees.

[2]	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The loss (gain) on valuation and translation of financial instruments for the three months and nine months ended September 30, 2013 and 2012 is summarized in the following table.

Table 7

Loss (gain) on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Loss (gain) on embedded derivatives	$9.8	$(0.3)	$80.4	$(96.3)
Loss on reversal of embedded derivative upon debt redemption	–	–	67.0	6.3
(Gain) loss on derivative financial instruments for which hedge accounting is not used	(0.2)	0.6	0.4	(1.9)
Loss (gain) on the ineffective portion of cash flow hedges	0.2	–	(1.3)	–
	$9.8	$0.3	$146.5	$(91.9)

A loss of $7.0 million was recorded under other comprehensive income in the third quarter of 2013 in relation to cash flow hedging relationships (gain of $5.7 million in the same quarter of 2012). For the nine months ended September 30, 2013, a loss of $25.7 million was recorded (gain of $19.4 million in the corresponding period of 2012).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments, by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to a net exposure by the counterparty or by the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

MANAGEMENT DISCUSSION AND ANALYSIS

Changes in Accounting Policies

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)

IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)

IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iii)

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)

IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)

IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)

IAS 19 Employee Benefits (Amended) involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past services costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded under other comprehensive income to be recorded immediately in retained earnings or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income immediately in accumulated other comprehensive income.

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statement of income

(in thousands of dollars)

Increase (decrease)	Three months ended September 30, 2012	Nine months ended September 30, 2012
Employee costs	$32	$96
Financial expenses	869	2,609
Deferred income tax	(244)	(728)
Income from continuing operations	$(657)	$(1,977)
Income from continuing operations attributable to:
Shareholder	$(657)	$(1,977)
Non-controlling interests	–	–

MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated balance sheets

(in thousands of dollars)

Increase (decrease)	December 31, 2012	December 31, 2011
Retained earnings	$35,914	$27,821
Accumulated other comprehensive loss	(35,914)	(27,821)

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement our business and operating strategies successfully and manage our growth and expansion;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
			(restated, note 2)		(restated, note 2)
Revenues
Cable television		$270,637	$269,074	$813,999	$804,993
Internet		206,146	194,080	608,548	576,904
Cable telephony		119,834	113,783	355,056	338,591
Mobile telephony		57,946	45,036	160,963	123,472
Business solutions		15,923	16,113	47,702	48,730
Equipment sales		10,533	9,217	25,809	28,457
Other		5,558	7,397	16,861	22,051
		686,577	654,700	2,028,938	1,943,198

Employee costs	3	87,866	86,009	277,785	266,103
Purchase of goods and services	3	267,503	261,256	783,373	769,653
Amortization		143,351	119,578	417,237	349,499
Financial expenses	4	39,740	43,886	132,376	134,702
Loss (gain) on valuation and translation of financial instruments	5	9,767	300	146,516	(91,938)
Loss (gain) on debt refinancing	8	–	–	18,912	(7,608)
Restructuring of operations and other special items		(700)	11	(207)	495
Income before income taxes		139,050	143,660	252,946	522,292

Income taxes
Current		22,938	9,800	74,302	23,867
Deferred		(1,430)	16,591	(46,207)	82,151
		21,508	26,391	28,095	106,018
Income from continuing operations		117,542	117,269	224,851	416,274
(Loss) income from discontinued operations	6	(681)	1,990	40,444	6,840

Net income		$116,861	$119,259	$265,295	$423,114
Net income from continuing operations attributable to:
Shareholder		$117,350	$117,213	$224,560	$416,122
Non-controlling interests		192	56	291	152

Net income attributable to:
Shareholder		$116,669	$119,203	$265,004	$422,962
Non-controlling interests		192	56	291	152

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
			(restated, note 2)		(restated, note 2)
Net income		$116,861	$119,259	$265,295	$423,114
Other comprehensive income (loss):
Items that may be reclassified to income :
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(7,024)	5,675	(19,213)	15,363
Deferred income taxes		1,658	1,308	(663)	2,868
Items that will not be reclassified to income:
Defined benefit plans:
Actuarial gain		30,000	–	30,000	–
Deferred income taxes		(8,000)	–	(8,000)	–
Reclassification to income:
(Gain) loss related to cash flow hedges	8	–	–	(6,516)	4,065
Deferred income taxes		–	–	199	(1,500)
		16,634	6,983	(4,193)	20,796
Comprehensive income		$133,495	$126,242	$261,102	$443,910

Comprehensive income attributable to:
Shareholder		$133,303	$126,186	$260,811	$443,758
Non-controlling interests		192	56	291	152

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 10)	Retained earnings	Accumulated other comprehensive loss (note 12)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2011	$3,401	$1,034,891	$(33,065)	$1,314	$1,006,541

Net income	–	422,962	–	152	423,114

Other comprehensive income	–	–	20,796	–	20,796

Acquisition of a non-controlling interest	–	–	–	(38)	(38)

Dividends	–	(495,000)	–	(154)	(495,154)

Balance as of September 30, 2012	3,401	962,853	(12,269)	1,274	955,259

Net income	–	105,306	–	72	105,378

Other comprehensive loss	–	–	(6,757)	–	(6,757)

Dividends	–	(265,000)	–	(309)	(265,309)
Balance as of December 31, 2012	3,401	803,159	(19,026)	1,037	788,571

Net income	–	265,004	–	291	265,295

Other comprehensive loss	–	–	(4,193)	–	(4,193)

Dividends	–	(361,880)	–	(154)	(362,034)

Balance as of September 30, 2013	$3,401	$706,283	$(23,219)	$1,174	$687,639

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
			(restated, note 2)		(restated, note 2)

Cash flows related to operating activities
Net income from continuing operations		$117,542	$117,269	$224,851	$416,274
Adjustments for:
Amortization of fixed assets		115,798	94,914	335,896	277,345
Amortization of intangible assets		27,553	24,664	81,341	72,154
Loss (gain) on valuation and translation of financial instruments	5	9,767	300	146,516	(91,938)
Amortization of financing costs and long-term debt premium or discount	4	1,124	1,419	4,029	4,251
Deferred income taxes		(1,430)	16,591	(46,207)	82,151
Loss (gain) on debt refinancing	8	–	–	18,912	(7,608)
Other		1,159	(319)	1,410	3,137
		271,513	254,838	766,748	755,766
Net change in non-cash balances related to operating activities		11,350	69,439	(67,887)	112,644
Cash flows provided by continuing operating activities		282,863	324,277	698,861	868,410

Cash flows related to investing activities
Additions to fixed assets		(140,094)	(174,514)	(412,459)	(519,513)
Additions to intangible assets		(13,233)	(11,745)	(36,989)	(44,807)
Net proceeds from business disposal	6	5,068	–	50,318	–
Other		542	2,486	11,037	4,832
Cash flows used in continuing investing activities		(147,717)	(183,773)	(388,093)	(559,488)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees	8	–	–	394,820	787,571
Repayment of long-term debt	8	(417,833)	–	(417,833)	(394,094)
Dividends		(5,130)	(15,000)	(361,880)	(495,000)
Settlement of hedging contracts		4,335	3,851	22,880	471
Net borrowings under bank credit facility	8	–	–	(5,357)	(5,357)
Other		(7)	(157)	(975)	(194)
Cash flows used in continuing financing activities		(418,635)	(11,306)	(368,345)	(106,603)

Net change in cash and cash equivalents from continuing operations		(283,489)	129,198	(57,577)	202,319

Cash flows (used in) provided by discontinued operations	6	(686)	1,857	3,178	9,036

Cash and cash equivalents at beginning of period		393,907	175,316	164,131	95,016
Cash and cash equivalents at end of period		$109,732	$306,371	$109,732	$306,371

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Bank overdraft	$(11,667)	$(18,589)	$(11,667)	$(18,589)
Cash equivalents	121,399	324,960	121,399	324,960
	$109,732	$306,371	$109,732	$306,371

Interest and taxes reflected as operating activities:
Cash interest payments	$22,992	$15,788	$111,480	$101,962
Cash income tax payments (net of refunds)	(1,960)	280	19,556	728

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents		$109,732	$164,131
Accounts receivable		260,456	264,500
Income taxes		2,816	–
Amounts receivable from affiliated corporations		81,278	15,763
Inventories		113,518	95,482
Prepaid expenses		31,788	18,214
Total current assets		599,588	558,090

Non-current assets
Investments	9	4,880,000	1,630,000
Fixed assets		2,861,745	2,831,667
Intangible assets		631,536	685,305
Goodwill		432,145	451,645
Derivative financial instruments		6,241	3,175
Deferred income taxes		515	4,474
Other assets		36,229	41,835
Total non-current assets		8,848,411	5,648,101
Total assets		$9,447,999	$6,206,191

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2013	December 31, 2012

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$323,889	$469,552
Amounts payable to affiliated corporations		84,909	31,027
Provisions		10,569	7,815
Deferred revenue		253,417	249,094
Income taxes		85,259	26,429
Derivative financial instruments		119,809	–
Current portion of long-term debt	8	10,714	10,714
Total current liabilities		888,566	794,631

Non-current liabilities
Long-term debt	8	2,331,980	2,116,343
Subordinated loan from parent corporation	9	4,880,000	1,630,000
Derivative financial instruments		91,314	234,419
Deferred income taxes		489,255	527,073
Other liabilities		79,245	115,154
Total non-current liabilities		7,871,794	4,622,989
Total liabilities		8,760,360	5,417,620

Equity
Capital stock	10	3,401	3,401
Retained earnings		706,283	803,159
Accumulated other comprehensive loss	12	(23,219)	(19,026)
Equity attributable to shareholder		686,465	787,534
Non-controlling interest		1,174	1,037
Total equity		687,639	788,571
Total liabilities and equity		$9,447,999	$6,206,191

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies, videogames and televisual products through its video-on-demand service and its distribution and rental stores.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2012 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 6, 2013.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2013.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)

IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)

IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iii)

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)

IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)

IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES (continued)

(vi)

IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recorded immediately in retained earnings or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income immediately in accumulated other comprehensive income.

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statement of income

Increase (decrease)	Three months ended September 30, 2012	Nine months ended September 30, 2012

Employee costs	$32	$96
Financial expenses	869	2,609
Deferred income tax	(244)	(728)
Income from continuing operations	$(657)	$(1,977)

Income from continuing operations attributable to:
Shareholder	$(657)	$(1,977)
Non-controlling interests	–	–

Consolidated balance sheets

Increase (decrease)	December 31, 2012	December 31, 2011

Retained earnings	$35,914	$27,821
Accumulated other comprehensive loss	(35,914)	(27,821)

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Employee costs	$115,708	$114,321	$363,120	$354,511
Less: employee costs capitalized to fixed assets and intangible assets	(27,842)	(28,312)	(85,335)	(88,408)
	87,866	86,009	277,785	266,103
Purchase of goods and services
Royalties and rights	102,905	105,386	316,871	318,763
Cost of retail products	41,341	34,044	104,268	93,722
Subcontracting costs	28,119	33,733	78,895	87,147
Marketing and distribution expenses	13,576	15,958	38,255	51,390
Other	81,562	72,135	245,084	218,631
	267,503	261,256	783,373	769,653
	$355,369	$347,265	$1,061,158	$1,035,756

4.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Third parties:
Interest on long-term debt	$41,023	$44,428	$130,707	$131,063
Amortization of financing costs and long-term debt premium or discount	1,124	1,419	4,029	4,251
(Gain) loss on foreign currency translation on short-term monetary items	(75)	(806)	1,318	2,135
Other	(1,735)	(586)	(2,272)	(1,072)
	40,337	44,455	133,782	136,377
Affiliated corporations:
Interest expense	53,668	43,139	138,540	128,479
Dividend income	(55,204)	(44,577)	(142,905)	(132,763)
	(1,536)	(1,438)	(4,365)	(4,284)
Interest on net defined benefit liability	939	869	2,959	2,609
	$39,740	$43,886	$132,376	$134,702

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

5.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Loss (gain) on embedded derivatives	$9,760	$(265)	$80,389	$(96,321)
Loss on reversal of embedded derivative upon debt redemption (note 8)	–	–	67,002	6,316
(Gain) loss on derivative financial instruments for which hedge accounting is not used	(187)	565	455	(1,933)
Loss (gain) on the ineffective portion of cash flow hedges	194	–	(1,330)	–
	$9,767	$300	$146,516	$(91,938)

6.	DISCONTINUED OPERATIONS

The Corporation sold its specialized Web sites Jobboom and Réseau Contact to its parent corporation on May 31, 2013, for a total consideration of $65.0 million. This transaction resulted in a gain on sale of $37.7 million. The results and cash flows related to these businesses, as well as the gain of $37.7 million on the sale of Jobboom and Réseau Contact, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

7.	LTE MOBILE NETWORK AGREEMENT

On May 29, 2013, the Corporation and Rogers Communications Partnership (“Rogers”) announced a 20-year agreement to build out and operate a shared LTE (Long Term Evolution) mobile network in the Province of Québec and the Ottawa region. Under this agreement, the Corporation and Rogers will share the deployment and operating costs of the network. As well, both parties to the transaction will provide each other with services over a 10-year period, for which the Corporation will receive $93.0 million in total and Rogers $200.0 million in total.

In addition to the network sharing agreement and subject to regulatory approvals, the Corporation will have the option, effective as of January 1, 2014, to sell its unused AWS spectrum licence in the Toronto region to Rogers for a price of $180.0 million.

8.	LONG-TERM DEBT

On June 3, 2013, the Corporation issued a notice for the redemption of US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 15, 2018 at a redemption price of 104.563% of their principal amount. As a result, a total loss of $18.9 million was recorded in the consolidated statement of income in the second quarter of 2013, including a gain of $6.5 million previously recorded in other comprehensive income. On July 2, 2013, the Senior Notes were redeemed for a total cash consideration of $417.8 million.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT (continued)

On June 17, 2013, the Corporation issued $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.625% and maturing on June 15, 2025, for net proceeds of approximately $394.8 million, net of financing fees of $5.2 million. The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at any time before March 15, 2025 at a price based on a make-whole formula and at par beginning March 15, 2025.

In June 2013, the Corporation amended its $575.0 million secured revolving credit facility to extend the maturity date to July 2018 and to amend some of the terms and conditions of the facility.

Components of long-term debt are as follows:

	September 30, 2013	December 31, 2012
Bank credit facilities	$53,572	$58,929
Senior Notes	2,346,591	2,274,115
Total long-term debt	2,400,163	2,333,044

Adjustment related to embedded derivatives	(24,895)	(172,286)
Financing fees, net of amortization	(32,574)	(33,701)
	(57,469)	(205,987)
Less: current portion	(10,714)	(10,714)
	$2,331,980	$2,116,343

9.	SUBORDINATED LOAN FROM PARENT CORPORATION

On September 20, 2013, the Corporation contracted a subordinated loan of $3.25 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on September 20, 2043. On the same day, the Corporation invested the total proceeds of $3.25 billion into 3,250,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually. This transaction was carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of September 30, 2013 and December 31, 2012	2,516,829	$3,401

11.	STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options granted by the parent corporation to the employees of the Corporation and its subsidiaries for the nine-month period ended September 30, 2013:

	Outstanding options
	Number	Weighted average exercise price
As of December 31, 2012:	360,628	$39.63
Granted	200,711	57.44
Exercised	(83,078)	43.49
As of September 30, 2013	478,261	$46.43
Vested options as of September 30, 2013	226,700	$37.18

For the three-month period ended September 30, 2013, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $1.8 million (a net charge of $0.2 million in 2012). For the nine-month period ended September 30, 2013, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $2.3 million (a net charge of $2.2 million in 2012).

During the three-month period ended September 30, 2013, 9,666 of the parent corporation’s stock options were exercised for a cash consideration of $0.1 million (459,198 stock options for $5.1 million in 2012). During the nine-month period ended September 30, 2013, 83,078 of the parent corporation’s stock options were exercised for a cash consideration of $1.2 million (562,613 stock options for $5.9 million in 2012).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2011	$(5,244)	$(27,821)	$(33,065)
Other comprehensive income	20,796	–	20,796
Balance as of September 30, 2012	15,552	(27,821)	(12,269)
Other comprehensive income (loss)	1,336	(8,093)	(6,757)
Balance as of December 31, 2012	16,888	(35,914)	(19,026)
Other comprehensive (loss) gain	(26,193)	22,000	(4,193)
Balance as of September 30, 2013	$(9,305)	$(13,914)	$(23,219)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8  3/4-year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan
Vice President Finance
and Chief Financial Officer

Date: November 8, 2013